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                        ALLIANCE LAUNDRY HOLDINGS, INC.
                       c/o Alliance Laundry Systems LLC
                                 Shepard Street
                                  P.O. Box 990
                          Ripon, Wisconsin 54971-0990


December 8, 2004

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail-Stop 4-4
Washington, D.C. 20549-0404

Re: Alliance Laundry Holdings, Inc.
    Registration Statement on Form S-1 (File Nos. 333-114420 and 333-114420-01) Form RW - Application for Withdrawal

Ladies and Gentlemen:

        Alliance Laundry Holdings, Inc., a Delaware corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its Registration
Statement on Form S-1 (Registration Nos. 333-114420 and 333-114420-01), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 13, 2004.

        The Registrant is requesting the withdrawal of the Registration Statement because the Registrant does not intend to register the Income Deposit Securities (the "IDSs") or the shares of the Registrant's Class A Common Stock or the senior subordinated notes due 2019 for which the IDSs represent. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission.

        Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via mail at Shepard Street, P.O. Box 990, Ripon, Wisconsin 54971-0990 and to Joshua N. Korff, Esq. of Kirkland & Ellis LLP, via facsimile at (212) 446-6460.

        If you have any questions regarding this application for withdrawal, please contact Joshua N. Korff, Esq. of Kirkland & Ellis, LLP, outside counsel to the Registrant, at (212) 446-4943.


                                       Sincerely,

                                       Alliance Laundry Holdings, Inc.

                                       By: /s/ Bruce P. Rounds
                                          --------------------------------
                                          Name:  Bruce P. Rounds
                                          Title: Vice President and Chief
                                                 Financial Officer